

U.S. CONCRETE ANNOUNCES 2015 FIRST QUARTER RESULTS

First Quarter 2015 Highlights Compared to First Quarter 2014
- Adjusted earnings per diluted share increased to $0.22
- Adjusted EBITDA increased 62.7% to $15.4 million
- Adjusted EBITDA margin improved 250 basis points to 9.0%
  Consolidated revenue increased 17.1% to $171.3 million
    ◦ Like-for-like consolidated revenue increased 2.9%
- Ready-mixed concrete revenue increased 15.8% to $155.0 million
    ◦ Like-for-like ready-mixed concrete revenue increased 2.8%
- Ready-mixed concrete average sales price improved 13.6% to $121.04 per cubic yard
    ◦ Like-for-like ready-mixed concrete average sales price improved 11.7%
- Aggregate products revenue increased 8.1% to $8.9 million
- Aggregate products average sales price improved 13.2% to $9.95 per ton
- Since the beginning of 2015, acquired two leading ready-mixed producers in key high growth markets which further enhanced the Company's presence in the San Francisco Bay Area and New York metro regions

EULESS, TEXAS – May 7, 2015 – U.S. Concrete, Inc. (NASDAQ: USCR), a leading producer of construction materials in select major markets across the United States, today reported results for the first quarter ended March 31, 2015. In the first quarter of 2015, Adjusted EBITDA increased to $15.4 million, compared to $9.5 million in the prior year quarter. Adjusted EBITDA margin as a percentage of revenue improved to 9.0%, compared to 6.5% in the prior year quarter.

William J. Sandbrook, President and Chief Executive Officer of U.S. Concrete, stated, "We produced another quarter of strong improvement in our pricing and margins to start the full year 2015. The strength of our platform in our well-structured markets supported a favorable pricing environment across our operations to more than offset the volume impact from the inclement weather we experienced, mainly in our Texas markets. As we look forward in 2015, we are optimistic on the growth prospects for both our ready-mixed concrete and aggregates businesses. The results we are achieving through our acquisitions are validating our growth strategy and we are very excited about our most recent addition of Ferrara Bros. in metro New York, which will help us to further deliver on our growth objectives in this very important Atlantic market. This transaction builds on the significant acquisition activity we have completed in each of our high-growth regional markets during the past 12 months and we are encouraged by the opportunities to further expand our operations and improve our profitability for the full year 2015."

FIRST QUARTER 2015 RESULTS COMPARED TO FIRST QUARTER 2014

Consolidated revenue increased 17.1% to $171.3 million, compared to $146.3 million in the prior year quarter. Revenue from the ready-mixed concrete segment increased $21.1 million, or 15.8%, driven by both volume and pricing. The Company's ready-mixed concrete sales volume was 1.3 million cubic yards, up 1.8%. Ready-mixed concrete average sales price per cubic yard increased $14.51, or 13.6%, to $121.04 compared to $106.53. Ready-mixed backlog at the end of the quarter was approximately 5.1 million cubic yeards, up 14.1% compared to the end of the prior year quarter. Aggregate products segment revenue increased $0.7 million, or 8.1%, to $8.9 million compared to the prior year quarter.

Consolidated gross profit increased $9.8 million with a 350 basis point expansion in margin compared to the prior year quarter. Consolidated adjusted EBITDA of $15.4 million increased $5.9 million, with a 250 basis point expansion in margin. Ready-mixed concrete adjusted EBITDA of $20.6 million increased 49.8%, with a 300 basis point expansion in margin. Ready-mixed raw material spread margin improved by 370 basis points. Aggregate products adjusted EBITDA increased 124% to $0.2 million.

Selling, general and administrative ("SG&A") expenses were $18.1 million compared to $13.6 million in the prior year quarter. As a percentage of revenue, SG&A expenses were 10.5%, compared to 9.3% in the prior year. Excluding non-cash stock compensation, acquisition related professional fees, and officer severance, SG&A was 9.3% of revenue compared to 8.9%, with the increase mainly attributable to higher personnel costs to support sustained growth.

Adjusted net income was $3.2 million, or $0.22 per diluted share, compared to $0.1 million in the prior year quarter. Adjusted net income in the first quarter of 2015 excludes non-core items such as an $11.5 million non-cash loss related to derivatives attributable to the fair value changes in the Company's warrants. This compares to a non-cash loss of $0.6 million during the first quarter of 2014. These changes were due to the increase in the price of the Company's stock during the first quarters of 2015 and 2014. Including the impact of the derivative loss as well as non-cash stock compensation, acquisition related expenses and officer severance, the net loss was $(10.5) million, or $(0.77) per diluted share, compared to net loss of $(1.2) million, or $(0.09) per diluted share, in the first quarter of 2014.

The Company's free cash flow in the first quarter of 2015 was $(2.1) million, compared to $(9.8) million in the prior year, with the improvement mainly due to lower capital expenditures. Cash provided by operating activities in the first quarter of 2015 was $0.9 million compared to cash used in operations in the prior year of $(1.9) million.

At March 31, 2015, the Company had cash and cash equivalents of $7.4 million and total debt of $221.4 million, resulting in net debt of $214.0 million. The net debt increased $23.8 million from December 31, 2014, largely as a result of the financing of mixer trucks and mobile equipment with additional debt and the acquisition of Right Away Redy Mix in Northern California, which was primarily funded with cash on hand.

ACQUISITIONS

In February 2015, the Company acquired Right Away Redy Mix, Inc. ("Right Away") located in Oakland, California. Right Away is the largest independent producer of ready-mixed concrete in the San Francisco East Bay area, with established operations across four ready-mixed concrete facilities and a fleet of 49 mixer trucks.

Subsequent to the end of the first quarter 2015, in April 2015, the Company completed the acquisition of Ferrara Bros. Building Materials Corp. ("Ferrara Bros."), in New York, N.Y. Ferrara Bros. operates six ready-mixed concrete batch plants from four well-situated locations in New York and New Jersey, and has a fleet of 89 mixer trucks. This acquisition significantly expanded U.S. Concrete's footprint in the New York metropolitan market and further positions the Company to serve additional construction projects in Manhattan.

CONFERENCE CALL AND WEBCAST DETAILS

U.S. Concrete will host a conference call on Thursday, May 7, 2015 at 10:00 a.m. Eastern time, to review its first quarter 2015 results. To participate in the call, please dial (800) 289-0498 – Conference ID: 9122076 at least ten minutes before the conference call begins and ask for the U.S. Concrete conference call. A replay of the conference call will be available through August 7, 2015, and can be accessed by dialing (888) 203-1112 and entering the pass code 9122076.

A live webcast will be available on the Investor Relations section of the Company's website at www.us-concrete.com. Please visit the website at least 15 minutes before the call begins to register, download and install any necessary audio software. For those who cannot listen to the live Web cast, an archive will be available shortly after the call under the investor relations section of the Company's website at www.us-concrete.com.

USE OF NON-GAAP FINANCIAL MEASURES

This press release uses the non-GAAP financial measures "adjusted EBITDA," "adjusted net income (loss)," "adjusted EBITDA margin," "free cash flow" and "net debt." The Company has included adjusted EBITDA and adjusted EBITDA margin in this press release because it is widely used by investors for valuation and comparing the Company's financial performance with the performance of other building material companies. The Company also uses adjusted EBITDA and adjusted EBITDA margin to monitor and compare the financial performance of its operations. Adjusted EBITDA does not give effect to the cash the Company must use to service its debt or pay its income taxes, and thus does not reflect the funds actually available for capital expenditures. In addition, the Company's presentation of adjusted EBITDA and adjusted EBITDA margin may not be comparable to similarly titled measures that other companies report. The Company considers free cash flow to be an important indicator of its ability to service debt and generate cash for acquisitions and other strategic investments. The Company believes that net debt is useful to investors as a measure of its financial position. The Company presents adjusted net income (loss) and adjusted net income (loss) per share to provide more consistent information for investors to use when comparing operating results for the first quarter of 2015 to the first quarter of 2014. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's reported operating results or cash flow from operations or any other measure of performance as determined in accordance with GAAP. See the attached "Additional Statistics" for reconciliation of each of these non-GAAP financial measures to the most comparable GAAP financial measures for the quarters ended March 31, 2015 and 2014.

ABOUT U.S. CONCRETE

U.S. Concrete is a leading producer of construction materials in several major markets in the United States through its two business segments: ready-mixed concrete and aggregate products. The Company has 132 standard ready-mixed concrete plants, 16 volumetric ready-mixed concrete facilities, and 10 producing aggregates facilities. During 2014, U.S. Concrete sold approximately 5.7 million cubic yards of ready-mixed concrete and approximately 4.7 million tons of aggregates.

For more information on U.S. Concrete, visit www.us-concrete.com.

(Tables Follow)

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except per share amounts)

	Three Months Ended March 31,	
	2015	**2014**
Revenue	$ 171,338	$ 146,257
Cost of goods sold before depreciation, depletion and amortization	139,786	124,525
Selling, general and administrative expenses	18,064	13,643
Depreciation, depletion and amortization	8,279	4,898
Gain on sale of assets	(63)	(349)
Income from operations	5,272	3,540
Interest expense, net	(5,153)	(5,010)
Derivative loss	(11,499)	(623)
Other income, net	599	489
Loss from continuing operations before income taxes	(10,781)	(1,604)
Income tax (benefit) expense	(74)	22
Loss from continuing operations	(10,707)	(1,626)
Income from discontinued operations, net of taxes	223	473
Net loss	$ (10,484)	$ (1,153)
Basic and diluted (loss) income per share:		
Loss from continuing operations	$ (0.79)	$ (0.12)
Income from discontinued operations, net of taxes	0.02	0.03
Net loss per share – basic and diluted	$ (0.77)	$ (0.09)
Weighted average shares outstanding:		
Basic and diluted	13,560	13,567

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31, 2015	December 31, 2014
	(Unaudited)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,386	$ 30,202
Trade accounts receivable, net of allowances of $4,887 and $3,726 as of March 31, 2015 and December 31, 2014, respectively	114,266	114,902
Inventories	30,588	31,722
Deferred income taxes	2,647	1,887
Prepaid expenses	7,582	3,965
Other receivables	5,379	6,519
Assets held for sale	4,523	3,779
Other current assets	303	301
Total current assets	172,674	193,277
Property, plant and equipment, net of accumulated depreciation, depletion, and amortization of $79,859 and $72,962 as of March 31, 2015 and December 31, 2014, respectively	187,917	176,524
Goodwill	54,569	50,757
Intangible assets, net	29,343	31,720
Other assets	7,760	8,250
Total assets	$ 452,263	$ 460,528
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 38,982	$ 48,705
Accrued liabilities	50,331	50,391
Current maturities of long-term debt	6,338	5,104
Liabilities held for sale	1,270	902
Derivative liabilities	36,745	25,246
Total current liabilities	133,666	130,348
Long-term debt, net of current maturities	215,057	215,333
Other long-term obligations and deferred credits	4,980	6,940
Deferred income taxes	7,102	6,427
Total liabilities	360,805	359,048
Commitments and contingencies		
Equity:		
Preferred stock	—	—
Common stock	15	15
Additional paid-in capital	157,609	156,745
Accumulated deficit	(53,227)	(42,743)
Treasury stock, at cost	(12,939)	(12,537)
Total stockholders' equity	91,458	101,480
Total liabilities and equity	$ 452,263	$ 460,528

U.S. CONCRETE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Three Months Ended March 31,	
	2015	**2014**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (10,484)	$ (1,153)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation, depletion and amortization	8,279	4,898
Debt issuance cost amortization	437	403
Amortization of discount on long-term incentive plan and other accrued interest	87	94
Net loss on derivative	11,499	623
Net gain on sale of assets	(63)	(969)
Deferred income taxes	(343)	251
Provision for doubtful accounts and customer disputes	1,051	188
Stock-based compensation	851	530
Changes in assets and liabilities, excluding effects of acquisitions:		
Accounts receivable	476	(7,541)
Inventories	1,611	85
Prepaid expenses and other current assets	(2,285)	(2,596)
Other assets and liabilities	120	49
Accounts payable and accrued liabilities	(10,304)	3,211
Net cash provided by (used in) operating activities	932	(1,927)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property, plant and equipment	(3,546)	(10,165)
Payments for acquisitions, net of cash acquired	(16,348)	(3,143)
Proceeds from disposals of property, plant and equipment	469	2,323
Net cash used in investing activities	(19,425)	(10,985)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from revolver borrowings	5	159
Repayments of revolver borrowings	(5)	(159)
Proceeds from exercise of stock options and warrants	13	254
Payments of other long-term obligations	(2,250)	(2,250)
Payments for other financing	(1,684)	(973)
Debt issuance costs	—	(537)
Purchase of treasury shares	(402)	(27)
Net cash used in financing activities	(4,323)	(3,533)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(22,816)	(16,445)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	30,202	112,667
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 7,386	$ 96,222

U.S. CONCRETE, INC. AND SUBSIDIARIES
SELECTED REPORTABLE SEGMENT INFORMATION
(Unaudited)
(in thousands)

	Three Months Ended March 31,	
	2015	2014
Revenue:		
Ready-mixed concrete		
Sales to external customers	$ 155,044	$ 133,926
Aggregate products		
Sales to external customers	5,231	4,617
Intersegment sales	3,679	3,628
Total aggregate products	8,910	8,245
Total reportable segment revenue	163,954	142,171
Other products and eliminations	7,384	4,086
Total revenue	$ 171,338	$ 146,257
Reportable Segment Adjusted EBITDA:		
Ready-mixed concrete	$ 20,570	$ 13,732
Aggregate products	177	79
Total reportable segment Adjusted EBITDA	$ 20,747	$ 13,811
Reconciliation Of Reportable Segment Adjusted EBITDA To Loss From Continuing Operations Before Income Taxes:		
Total reportable segment Adjusted EBITDA	$ 20,747	$ 13,811
Other products and eliminations income from operations	828	545
Corporate overhead	(8,785)	(6,319)
Depreciation, depletion and amortization for reportable segments	(7,009)	(4,107)
Interest expense, net	(5,153)	(5,010)
Corporate derivative loss	(11,499)	(623)
Corporate and other products and eliminations other income, net	90	99
Loss from continuing operations before income taxes	$ (10,781)	$ (1,604)

U.S. CONCRETE, INC.
ADDITIONAL STATISTICS
(Unaudited)

We report our financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). However, our management believes that certain non-GAAP performance measures and ratios, which our management uses in managing our business, may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. See the table below for (1) presentations of our adjusted EBITDA, adjusted EBITDA margin and Free Cash Flow for the quarters ended March 31, 2015 and 2014, and Net Debt as of March 31, 2015 and December 31, 2014 and (2) corresponding reconciliations to GAAP financial measures for the quarters ended March 31, 2015 and 2014 and as of March 31, 2015 and December 31, 2014. We have also provided below (1) the impact of non-cash stock compensation expense, derivative losses, acquisition related professional fees, officer severance on net income (loss) and net income (loss) per share and (2) corresponding reconciliations to GAAP financial measures for the quarters ended March 31, 2015 and 2014. We have also shown below certain Ready-Mixed Concrete Statistics for the quarters ended March 31, 2015 and 2014.

We define adjusted EBITDA as our net income (loss) from continuing operations, plus the provision (benefit) for income taxes, net interest expense, depreciation, depletion and amortization, non-cash stock compensation expense, derivative (gain) loss, gain (loss) on extinguishment of debt, and officer severance. We define adjusted EBITDA margin as the amount determined by dividing adjusted EBITDA by total revenue. We have included adjusted EBITDA and adjusted EBITDA margin in the accompanying tables because they are widely used by investors for valuation and comparing our financial performance with the performance of other building material companies. We also use adjusted EBITDA and adjusted EBITDA margin to monitor and compare the financial performance of our operations. Adjusted EBITDA does not give effect to the cash we must use to service our debt or pay our income taxes and thus does not reflect the funds actually available for capital expenditures. In addition, our presentation of adjusted EBITDA may not be comparable to similarly titled measures other companies report.

We define adjusted net income (loss) and adjusted net income (loss) per share as net income (loss) and net income (loss) per share excluding non-cash stock compensation expense, derivative loss, acquisition related professional fees, and officer severance. We present adjusted net income (loss) and adjusted net income (loss) per share to provide more consistent information for investors to use when comparing operating results for the quarters ended March 31, 2015 and 2014.

We define Free Cash Flow as cash provided by (used in) operations less capital expenditures for property, plant and equipment, net of disposals. We consider Free Cash Flow to be an important indicator of our ability to service our debt and generate cash for acquisitions and other strategic investments.

We define Net Debt as total debt, including current maturities and capital lease obligations, minus cash and cash equivalents. We believe that Net Debt is useful to investors as a measure of our financial position.

Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP.

	Three Months Ended March 31,	
	2015	**2014**
	(In thousands, except average price amounts and net income (loss) per share)	
Ready-Mixed Concrete Statistics:		
Average price per cubic yard (in dollars)	$ 121.04	$ 106.53
Volume in cubic yards	1,277	1,254
Aggregate Products Statistics:		
Average price per ton (in dollars)	$ 9.95	$ 8.79
Sales volume in tons	773	807
Adjusted Net Income and EPS:		
Net Loss	$ (10,484)	$ (1,153)
Add: Derivative loss	11,499	623
Add: Non-cash stock compensation expense	851	530
Add: Acquisition related professional fees	926	51
Add: Officer severance	385	—
Adjusted net income	$ 3,177	$ 51
Net loss per diluted share	$ (0.77)	$ (0.09)
Impact of derivative loss	0.81	0.04
Impact of non-cash stock compensation expense	0.06	0.04
Impact of acquisition related professional fees	0.06	—
Impact of officer severance	0.03	—
Adjusted net income per diluted share	$ 0.22	$ —
Adjusted EBITDA reconciliation:		
Net loss from continuing operations	$ (10,707)	$ (1,626)
Income tax expense	(74)	22
Interest expense, net	(5,153)	(5,010)
Derivative loss	11,499	623
Depreciation, depletion and amortization	8,279	4,898
Non-cash stock compensation expense	851	530
Officer severance	385	—
Adjusted EBITDA	$ 15,386	$ 9,457
Adjusted EBITDA margin	9.0%	6.5%
Free Cash Flow reconciliation:		
Net cash provided by (used in) operating activities	$ 932	$ (1,927)
Less: capital expenditures	(3,546)	(10,165)
Plus: proceeds from the sale of property, plant and equipment	469	2,323
Free Cash Flow	$ (2,145)	$ (9,769)

	As of March 31, 2015	**As of December 31, 2014**
Net Debt reconciliation:		
Total debt, including current maturities and capital lease obligations	$ 221,395	$ 220,437
Less: cash and cash equivalents	7,386	30,202
Net Debt	$ 214,009	$ 190,235

Contact: Matt Brown
Senior Vice President and CFO
U.S. Concrete, Inc.
817-835-4105